

September 28, 2011

Via E-mail
Glenn Purple
Vice-President of Finance
EDAC Technologies Corporation
1806 New Britain Avenue
Farmington, CT 06032

Re: EDAC Technologies Corporation
Form 10-K
Filed March 11, 2011
File No. 001-33507

Dear Mr. Purple:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 1, 2011

Item 1A. Risk Factors, page 4

1. We note your disclosure that your "business, operating results, financial condition and cash flows can be impacted by a number of factors, including but not limited to those set forth below." Please confirm that you will revise your future filings to clarify that you have discussed all known material risks.

We depend on revenues from a small number of significant customers, page 5

2. We note that your largest customer accounted for forty-four percent of your net sales during fiscal year 2010. Please confirm that you will revise your future filings to name

this customer. In addition, confirm that in future filings you will name any other customers and disclose the percentage of revenue of any customers who account for more than ten percent of your revenues.

Definitive Proxy Statement on Schedule 14A

Proposal No. 1 – Election of Directors, page 3

Nominees, page 3

3. Please confirm that in future filings you will discuss specific experience, qualifications, attributes or skills of your directors. Refer to Item 401(e) of Regulation S-K.

Compensation Discussion and Analysis, page 13

Base Compensation, page 14

4. We note your disclosure that "base salaries of [your] executive officers were set at levels that the Compensation Committee believes, based on input from an independent human resources consulting firm, are competitive with a relevant peer group of companies." It appears that benchmarking to a group of comparable companies is material to your compensation policies and decisions. If so, please confirm to us that in future filings you will list the companies to which you benchmark and disclose the degree to which the compensation committee considered such companies comparable to you.

Short-Term Incentives, page 14

5. Your disclosure of strategic objectives on page 14 appears to describe financial performance targets you use to evaluate performance but does not quantify these targets. Please confirm that in future filings you will quantify all company-wide performance targets or provide us with your analysis for concluding that the disclosure of such targets is not required because it would result in competitive harm and such disclosure may be omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Please refer to Item 402 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3750 with any questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director